Room 4561

June 22, 2006

Mr. S. Steven Singh
Chief Executive Officer
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, WA 98052

      Re: **Concur Technologies, Inc.**
              Form 10-K for Fiscal Year Ended September 30, 2005
              Filed December 14, 2005
              Form 10-Q for Fiscal Quarter Ended March 31, 2006
              Filed May 10, 2006
              Form 8-K/A Filed April 10, 2006
              File No. 000-25137

Dear Mr. Singh:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Kathleen Collins
                  Accounting Branch Chief